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                                                                REBECCA PAULZINE
                                                            rpaulzine@faegre.com
                                                                  (612) 766-7724

                                  July 11, 2006


Vincent J. DiStefano                                      Via Overnight Delivery
                                                          ----------------------
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


         Re:      Nakoma Mutual Funds
                  Files Nos. 333-132392, 811-21865
                  --------------------------------
Dear Mr. DiStefano:

         On July 11, 2006, we filed a second pre-effective amendment to the registration statement on Form N-1A for the Nakoma Mutual Funds which currently issues its shares in one series, the Nakoma Absolute Return Fund (the "Fund") pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. We filed this second pre-effective amendment in response to changes you requested by phone.

         In the following paragraphs, we describe the changes we have made to the registration statement in response to your oral comments. Your original comments have been italicized.

PROSPECTUS
----------
COMMENT:  SHORT SALE RISKS

         In the section "Summary of Principal Risks," the subsection "Short Sales Risks" includes the risks for borrowing and leveraging. Please include the risks for borrowing and leveraging in their own subsections. The language does not need to be changed.

Response
--------
         We have created two new subsections below Short Sales Risks: Borrowing Risks and Leveraging Risks.

COMMENTS: FEE TABLE

         Please list short sale expenses on its own line under "Other Expenses."

         Please explain why Net Total Annual Fund Operating Expenses equal 1.99% if Short Sale Expenses are .40% and are not reimbursed through the waiver/expense reimbursement.

2200 WELLS FARGO CENTER/90 SOUTH SEVENTH STREET/MINNEAPOLIS MINNESOTA 55402-3901
          TELEPHONE 612-766-7000/FACSIMILE 612-766-1600/WWW.FAEGRE.COM

Response
--------
         We have listed short sale expenses on its own line under "Other Expenses."

         We have listed the Net Total Annual Fund Operating Expenses as 2.39% to reflect that Short Sale Expenses are not reimbursed through the waiver/expense reimbursement. We have also revised the footnotes to the fee table to reflect such changes.


COMMENT:  BORROWING

         Please explain the degree to which the Fund expects to borrow money for the purpose of obtaining leverage.

Response
--------
         We have filed such explanation on July 11, 2006 as correspondence.


SAI
---
COMMENT:  DISCLOSURE OF PORTFOLIO HOLDINGS

         Please delete the last sentence of the third paragraph under "Nonpublic Disclosure."

Response
--------
         We have deleted this sentence.

ADDITIONAL
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COMMENT:  ADDITIONAL LETTER

         Please provide additional EDGAR-ized correspondence committing to sticker the prospectus if or when additional fees become foreseeable.

Response
--------
         We have filed such letter on July 11, 2006 as correspondence.

                                                     *********
         If you have any comments or questions, please feel free to call me at 612-766-7724 or Mark Strefling at 612-766-7129.

                                                          Sincerely,
                                                          /s/ Rebecca Paulzine
                                                          Rebecca Paulzine